Via Facsimile and U.S. Mail
Mail Stop 6010

March 11, 2009

Jeffrey Yates
Chief Financial Officer
USANA Health Sciences, Inc.
3838 West Parkway Boulevard
Salt Lake City, Utah 84120

Re: USANA Health Sciences, Inc.
Item 4.02 Form 8-K
Filed February 23, 2009
File No. 0-21116

Dear Mr. Yates:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Sasha Singh Parikh
Staff Accountant